EXHIBIT 99.1

Hydrogenics Provides Update on US$20.5 million Private Placement

MISSISSAUGA, Ontario, Jan. 08, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen generation and hydrogen-based fuel cell modules, today announced that it has received conditional approval from the Toronto Stock Exchange for its previously announced private placement of 3,537,931 common shares of Hydrogenics to The Hydrogen Company, a wholly-owned subsidiary of Air Liquide S.A., for gross proceeds of US$20,520,000 (the “Private Placement”).  Subject to the satisfaction of the requirements of the Toronto Stock Exchange and the other conditions to closing, Hydrogenics expects that the Private Placement will close mid to late January 2019.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The securities will not be and have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold into the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act), absent registration or an exemption from registration requirements. The securities have not been and will not be qualified for sale by way of a prospectus under Canadian securities laws.

About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

About Air Liquide
A world leader in gases, technologies and services for Industry and Health, Air Liquide is present in 80 countries with approximately 65,000 employees and serves more than 3.5 million customers and patients. Oxygen, nitrogen and hydrogen are essential small molecules for life, matter and energy. They embody Air Liquide’s scientific territory and have been at the core of the company’s activities since its creation in 1902. Air Liquide’s ambition is to be a leader in its industry, deliver long term performance and contribute to sustainability. The company’s customer-centric transformation strategy aims at profitable growth over the long term. It relies on operational excellence, selective investments, open innovation and a network organization implemented by the Group worldwide. Through the commitment and inventiveness of its people, Air Liquide leverages energy and environment transition, changes in healthcare and digitization, and delivers greater value to all its stakeholders. Air Liquide’s revenue amounted to 20.3 billion euros in 2017 and its solutions that protect life and the environment represented more than 40% of sales. Air Liquide is listed on the Euronext Paris stock exchange (compartment A) and belongs to the CAC 40, EURO STOXX 50 and FTSE4Good indexes.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:
Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com